        Filer: MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST

             STRATEGIC GROWTH LARGE-CAP PORTFOLIO 2000-2

                 Investment Company Act No. 811-5065

                 SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549

                              FORM S-6

   For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


        A.  Exact name of Trust:

            MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
            STRATEGIC GROWTH LARGE-CAP PORTFOLIO 2000-2

        B.  Name of Depositor:

            DEAN WITTER REYNOLDS INC.

        C.  Complete address of Depositor's principal executive office:

            DEAN WITTER REYNOLDS INC.
            Two World Trade Center
            New York, New York  10048

        D.  Name and complete address of agents for service

            MR. MICHAEL D. BROWNE
            DEAN WITTER REYNOLDS INC.
            Unit Trust Department
            Two World Trade Center - 59th Floor
            New York, New York  10048

            Copy to:

            KENNETH W. ORCE, ESQ.
            CAHILL GORDON & REINDEL
            80 Pine Street
            New York, New York  10005

        E.  Total and amount of securities being registered:

            An indefinite number of Units of Beneficial Interest pursu-ant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

        F. Proposed maximum offering price to the public of the secu-rities being registered:

            Indefinite

        G.  Amount of filing fee:

            N/A

        H.  Approximate date of proposed sale to public:

            AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

            The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effec-tive date until the registrant shall file a further amend-ment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

           MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
             STRATEGIC GROWTH LARGE-CAP PORTFOLIO 2000-2

                        Cross Reference Sheet

               Pursuant to Rule 404(c) of Regulation C
                  under the Securities Act of 1933

            (Form N-8B-2 Items required by Instruction 1
                    as to Prospectus on Form S-6)


   Form N-8B-2                               Form S-6
   Item Number                               Heading in Prospectus

        I.  ORGANIZATION AND GENERAL INFORMATION

   1.   (a)  Name of Trust                )  Front Cover
        (b)  Title of securities issued   )

   2.   Name and address of Depositor     )  Table of Contents

   3.   Name and address of Trustee       )  Table of Contents

   4.   Name and address of principal     )  Table of Contents
        Underwriter                       )

   5.   Organization of Trust             )  Introduction

   6.   Execution and termination of      )  Introduction; Amendment
        Indenture                         )  and Termination of the

                                         )  Indenture

   7.   Changes of name                   )  Included in Form
                                             N-8B-2

   8.   Fiscal Year                       )  Included in Form
                                             N-8B-2

   9.   Litigation                        )  *

        II.  GENERAL DESCRIPTION OF THE TRUST
             AND SECURITIES OF THE TRUST




   _________________________

   *    Not applicable, answer negative or not required.

   Form N-8B-2                               Form S-6
   Item Number                               Heading in Prospectus

   10.  General Information regarding     )
        Trust's Securities and Rights     )
        of Holders                        )

        (a)  Type of Securities           )  Rights of Unit Holders
             (Registered or Bearer)       )

        (b)  Type of Securities           )  Administration of the
             (Cumulative or Distribu-     )  Trust - Distribution
             tive)                        )

        (c)  Rights of Holders as to      )  Redemption; Public Of-
             withdrawal or redemption     )  fering of Units -
                                          )  Secondary Market

        (d)  Rights of Holders as to      )  Public Offering of Units
             conversion, transfer, par-   )  - Secondary Market; Ex-
             tial redemption and simi-    )  change Option; Redemp-
             lar matters                  )  tion; Rights of Unit
                                          )  Holders -Certificates
                                          )

        (e)  Lapses or defaults with      )  *
             respect to periodic pay-     )
             ment plan certificates       )

        (f)  Voting rights as to Secu-    )  Rights of Unit Holders -
             rities under the Indenture   )  Certain Limitations;
                                          )  Amendment and Termina-
                                          )  tion of the Indenture

        (g)  Notice to Holders as to      )
             change in:                   )

             (1)  Composition of assets   )  Administration of the
                  of Trust                )  Trust - Reports to Unit
                                          )  Holders; The Trust - Sum-
                                          )  mary Description of the
                                          )  Portfolios
             (2)  Terms and Conditions    )  Amendment and Termina-
                  of Trust's Securities   )  tion of the Indenture
             (3)  Provisions of Inden-    )  Amendment and Termina-
                  ture                    )  tion of the Indenture

   _________________________

   *    Not applicable, answer negative or not required.

   Form N-8B-2                               Form S-6
   Item Number                               Heading in Prospectus

             (4)  Identity of Depositor   )  Sponsor; Trustee
                  and Trustee             )

        (h)  Security Holders Consent     )
             required to change:          )

             (1)  Composition of assets   )  Amendment and Termina-
                  of Trust                )  tion of the Indenture
             (2)  Terms and conditions    )  Amendment and Termina-
                  of Trust's Securities   )  tion of the Indenture
             (3)  Provisions of Inden-    )  Amendment and Termina-
                  ture                    )  tion of the Indenture
             (4)  Identity of Depositor   )   *
                  and Trustee             )

        (i)  Other principal features     )  Cover of Prospectus; Tax
             of the Trust's Securities    )  Status

   11.  Type of securities comprising     )  The Trust - Summary De-
        units                             )  scription of the Portfo-
                                          )  lios; Objectives and Se-
                                          )  curities Selection; The
                                          )  Trust - Special Consid-
                                          )  erations

   12.  Type of securities comprising     )  *
        periodic payment certificates     )

   13.  (a)  Load, fees, expenses, etc.   )  Summary of Essential In-
                                          )  formation; Public Offer-
                                          )  ing of Units - Public
                                          )  Offering Price; - Profit
                                          )  of Sponsor;- Volume Dis-
                                          )  count; Expenses and
                                          )  Charges

        (b)  Certain information re-      )  *
             garding periodic payment     )
             certificates                 )





   _________________________

   *    Not applicable, answer negative or not required.

   Form N-8B-2                               Form S-6
   Item Number                               Heading in Prospectus

        (c)  Certain percentages          )  Summary of Essential In-
                                          )  formation; Public Offer-
                                          )  ing of Units
                                          )  - Public Offering Price;
                                          )  - Profit of Sponsor; -
                                          )  Volume Discount
                                          )

        (d)  Price differentials          )  Public Offering of Units
                                          )  - Public Offering Price
                                          )
                                          )

        (e)  Certain other loads, fees,   )  Rights of Unit Holders -
             expenses, etc. payable by    )  Certificates
             holders                      )

        (f)  Certain profits receivable   )  Redemption - Purchase by
             by depositor, principal      )  the Sponsors of Units
             underwriters, trustee or     )  Tendered for Redemption
             affiliated persons           )

        (g)  Ratio of annual charges to   )  *
             income                       )

   14.  Issuance of trust's securities    )  Introduction; Rights of
                                          )  Unit Holders - Certifi-
                                          )  cates

   15.  Receipt and handling of pay-      )  Public Offering of Units
        ments from purchasers             )  - Profit of Sponsor
                                          )

   16.  Acquisition and disposition of    )  Introduction; Amendment
        underlying securities             )  and Termination of the
                                          )  Indenture; Objectives
                                          )  and Securities Selec-
                                          )  tion; The Trust - Sum-
                                          )  mary Description of the
                                          )  Portfolio; Sponsor - Re-
                                          )  sponsibility
                                          )


   _________________________

   *    Not applicable, answer negative or not required.

   Form N-8B-2                               Form S-6
   Item Number                               Heading in Prospectus

   17.  Withdrawal or redemption          )  Redemption; Public Of-
                                          )  fering of Units - Secon-
                                          )  dary Market

   18.  (a)  Receipt and disposition of   )  Administration of the
             income                       )  Trust; Reinvestment Pro-

                                          )  grams

        (b)  Reinvestment of distribu-    )  Reinvestment Programs
             tions                        )

        (c)  Reserves or special fund     )  Administration of the
                                          )  Trust - Distribution

        (d)  Schedule of distribution     )  *

   19.  Records, accounts and report      )  Administration of the
                                          )  Trust - Records and Ac-
                                          )  counts; - Reports to
                                          )  Unit Holders

   20.  Certain miscellaneous provi-      )  Amendment and Termina-
        sions of the trust agreement      )  tion of the Indenture;
                                          )  Sponsor - Limitation on
                                          )  Liability - Resignation;
                                          )  Trustee - Limitation on
                                          )  Liability - Resignation
                                          )

   21.  Loans to security holders         )  *

   22.  Limitations on liability of de-   )  Sponsor, Trustee;
        positor, trustee, custodian,      )  Evaluator - Limitation
        etc.                              )  on Liability

   23.  Bonding arrangements              )  Included on Form
                                             N-8B-2

   24.  Other material provisions of      )  *
        the trust agreement               )

        III.  ORGANIZATION PERSONNEL AND
             AFFILIATED PERSONS OF DEPOSITOR

   _________________________

   *    Not applicable, answer negative or not required.

   Form N-8B-2                               Form S-6
   Item Number                               Heading in Prospectus

   25.  Organization of Depositor         )  Sponsor

   26.  Fees received by Depositor        )  Expenses and Charges -
                                          )  fees; Public Offering of
                                          )  Units - Profit of Spon-
                                          )  sor

   27.  Business of Depositor             )  Sponsor and Included in
                                          )  Form N-8B-2

   28.  Certain information as to offi-   )  Included in Form
        cials and affiliated persons of   )  N-8B-2

        Depositor                         )

   29.  Voting securities of Depositor    )  Included in Form
                                          )  N-8B-2

   30.  Persons controlling Depositor     )  *

   31.  Compensation of Officers and      )  *
        Directors of Depositor            )

   32.  Compensation of Directors of      )  *
        Depositor                         )

   33.  Compensation of employees of      )  *
        Depositor                         )

   34.  Remuneration of other persons     )  *
        for certain services rendered     )
        to trust                          )

        IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

   35.  Distribution of trust's securi-   )  Public Offering of Units
        ties by states                    )  - Public Distribution
                                          )

   36.  Suspension of sales of trust's    )  *
        securities                        )

   37.  Revocation of authority to dis-   )  *
        tribute                           )

   _________________________

   *    Not applicable, answer negative or not required.

   Form N-8B-2                               Form S-6
   Item Number                               Heading in Prospectus

   38.  (a)  Method of distribution       )  Public Offering of Units
        (b)  Underwriting agreements      )
        (c)  Selling agreements           )

   39.  (a)  Organization of principal    )  Sponsor
             underwriter                  )
        (b)  N.A.S.D. membership of       )

             principal underwriter        )

   40.  Certain fees received by prin-    )  Public Offering of Units
        cipal underwriter                 )  - Profit of Sponsor

   41.  (a)  Business of principal un-    )  Sponsor
             derwriter                    )
        (b)  Branch offices of princi-    )  *
             pal underwriter              )
        (c)  Salesman of principal un-    )  *
             derwriter                    )

   42.  Ownership of trust's securities   )  *
        by certain persons                )

   43.  Certain brokerage commissions     )  *
        received by principal under-      )
        writer                            )

   44.  (a)  Method of valuation          )  Public Offering of Units
        (b)  Schedule as to offering      )  *
             price                        )
        (c)  Variation in offering        )  Public Offering of Units
             price to certain persons     )  - Volume Discount; Ex-
                                          )  change Option

   45.  Suspension of redemption rights   )  *

   46.  (a)  Redemption valuation         )  Public Offering of
                                          )  Units- Secondary Market;
                                          )  Redemption
        (b)  Schedule as to redemption    )  *
             price                        )



   _________________________

   *    Not applicable, answer negative or not required.

   Form N-8B-2                               Form S-6
   Item Number                               Heading in Prospectus

   47.  Maintenance of position in un-    )  See items 10(d), 44 and
        derlying securities               )  46

        V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

   48.  Organization and regulation of    )  Trustee
        Trustee                           )

   49.  Fees and expenses of Trustee      )  Expenses and Charges

   50.  Trustee's lien                    )  Expenses and Charges

        VI.  INFORMATION CONCERNING INSURANCE
             OF HOLDERS OF SECURITIES

   51.  (a)  Name and address of Insur-   )  *
             ance Company                 )
        (b)  Type of policies             )  *
        (c)  Type of risks insured and    )  *
             excluded                     )
        (d)  Coverage of policies         )  *
        (e)  Beneficiaries of policies    )  *
        (f)  Terms and manner of can-     )   *
             cellation                    )

        (g)  Method of determining pre-   )  *
             miums                        )
        (h)  Amount of aggregate premi-   )  *
             ums paid                     )
        (i)  Persons receiving any part   )  *
             of premiums                  )
        (j)  Other material provisions    )  *
             of the Trust relating to     )
             insurance                    )

        VII.  POLICY OF REGISTRANT

   52.  (a)  Method of selecting and      )  Introduction; Objectives
             eliminating securities       )  and Securities Selec-
             from the Trust               )  tion; The Trust - Sum-
                                          )  mary Description of the
                                          )  Portfolio; Sponsor - Re-
                                          )  sponsibility


   _________________________

   *    Not applicable, answer negative or not required.

   Form N-8B-2                               Form S-6
   Item Number                               Heading in Prospectus

        (b)  Elimination of securities    )  *
             from the Trust               )
        (c)  Substitution and elimina-    )  Introduction; Objectives
             tion of securities from      )  and Securities Selec-
             the Trust                    )  tion; Sponsor - Respon-
                                          )  sibility
        (d)  Description of any funda-    )  *
             mental policy of the Trust   )

   53.  Taxable status of the Trust       )  Cover of Prospectus; Tax
                                          )  Status

        VIII.  FINANCIAL AND STATISTICAL INFORMATION

   54.  Information regarding the         )  *
        Trust's past ten fiscal years     )

   55.  Certain information regarding     )  *
        periodic payment plan certifi-    )
        cates                             )

   56.  Certain information regarding     )  *
        periodic payment plan certifi-    )
        cates                             )

   57.  Certain information regarding     )  *
        periodic payment plan certifi-    )
        cates                             )

   58.  Certain information regarding     )  *
        periodic payment plan certifi-    )
        cates                             )

   59.  Financial statements              )  Statement of Financial
        (Instruction 1(c) to Form S-6)    )  Condition
   _________________________

   *    Not applicable, answer negative or not required.

               SUBJECT TO COMPLETION MARCH 29, 2000



           MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
             STRATEGIC GROWTH LARGE-CAP PORTFOLIO 2000-2
                      A "UNIT INVESTMENT TRUST"



             The attached final prospectus for a prior Series of Morgan Stanley Dean Witter Select Equity Trust Strategic Growth Large-Cap Portfolio is hereby used as a preliminary prospectus for Morgan Stanley Dean Witter Select Equity Trust Strategic Growth Large-Cap Portfolio 2000-2. The narrative information relating to the operation of this Series and the structure of the final prospectus for this Series will be substantially the same as that set forth in the attached prospectus. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be dif-ferent from that included in the attached final prospectus since each Series has a unique Portfolio. Accordingly, the in-formation contained herein with regard to the previous Series should be considered as being included for informational pur-poses only.

             Investors should contact account executives of the Sponsor who will be informed of the expected effective date of this Series and who will be supplied with complete information with respect to such Series on the date of the effectiveness of the registration statement relating to Units of this Series.

             OFFERS TO SELL OR THE SOLICITATION OF ORDERS TO BUY MAY ONLY BE MADE IN THOSE JURISDICTIONS IN WHICH THE SECURITIES OF A TRUST HAVE BEEN REGISTERED. INVESTORS SHOULD CONTACT ACCOUNT EXECUTIVES OF THE SPONSOR TO DETERMINE WHETHER THE SECURITIES OF A PARTICULAR TRUST HAVE BEEN REGISTERED FOR SALE IN THE STATE IN WHICH THEY RESIDE.

             THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

           MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
              STRATEGIC GROWTH LARGE-CAP PORTFOLIO 2000-1

             This prospectus dated January 20, 2000, File No. 333-92127, is hereby incorporated by reference herein.

           MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
              STRATEGIC GROWTH LARGE-CAP PORTFOLIO 99-3

             This prospectus dated October 14, 1999, File No. 333-87323, is hereby incorporated by reference herein.

           MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
              STRATEGIC GROWTH LARGE-CAP PORTFOLIO 99-2

             This prospectus dated July 16, 1999, File No. 333-
   82321, is hereby incorporated by reference herein.

        PART II.  ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

                 CONTENTS OF REGISTRATION STATEMENT

        This registration statement on Form S-6 comprises the follow-ing documents:

        The facing sheet.

        The Cross Reference Sheet.

        The Prospectus.

        The signatures.

        Listed below are the names and registration numbers of each previous Series of Morgan Stanley Dean Witter Select Equity Trust, the final prospectus for any of which is used as a preliminary prospectus for Morgan Stanley Dean Witter Select Equity Trust Strategic Growth Large-Cap Portfolio 2000-2. These prior final prospectuses are incorporated herein by reference.

        Morgan Stanley Dean Witter Select Equity Trust
        Strategic Growth Large-Cap Portfolio 2000-1
        (Registration No. 333-92127)
        Morgan Stanley Dean Witter Select Equity Trust
        Strategic Growth Large-Cap Portfolio 99-3
        (Registration No. 333-87323)
        Morgan Stanley Dean Witter Select Equity Trust,
        Strategic Growth Large-Cap Portfolio 99-2
        (Registration No. 333-82321)


        Written consents of the following persons:

             .  Cahill Gordon & Reindel (included in Exhibit 5)

             .  Deloitte & Touche LLP


                  The following Exhibits:

  ****EX-3(i)     Certificate of Incorporation of Dean Witter Rey-
                  nolds Inc.

  ****EX-3(ii)    By-Laws of Dean Witter Reynolds Inc.

     *EX-4.1      Trust Indenture and Agreement, dated January 22,
                  1991.

     *EX-4.15     Amendment to Exhibit 4.1 dated December 30,
                  1997.

    **EX-4.2      Draft of Reference Trust Agreement.

   ***EX-4.3      Amendment dated July 18, 1995 to Trust Indenture
                  and Agreement dated January 22, 1991.

 *****EX-5        Opinion of counsel as to the legality of the se-
                  curities being registered.

 *****EX-23.1     Consent of Independent Auditors.

 *****EX-23.2     Consent of Cahill Gordon & Reindel (included in
                  Exhibit 5).

   ******EX-24    Powers of Attorney executed by a majority of the
                  Board of Directors of Dean Witter Reynolds Inc.

     ****EX-99    Information as to Officers and Directors of Dean
                  Witter Reynolds Inc. is incorporated by refer-ence to Schedules A and D of Form BD filed by Dean Witter Reynolds Inc. pursuant to Rules
                  15b1-1 and 15b3-1 under the Securities Exchanges
                  Act of 1934 (1934 Act File No. 8-14172).





        ___________________________

        * The Trust Indenture and Agreement is incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Morgan Stanley Dean Witter Select Equity Trust Select 5 Industrial Portfolio 2000-2, Registration No. 333-96215 and as amended and filed as an exhibit to Dean Witter Select Equity Trust, Select 5 Industrial Portfolio 98-1, Registration No. 333-41783.

        **     Filed herewith.

        *** The Amendment dated July 18, 1995 to the Trust Indenture and Agreement is incorporated by reference to exhibit of same designation filed with the Securities and Exchange
               Commission as on exhibit to the Registration Statement of Dean Witter Select Equity Trust, Select 5 Industrial Portfolio 95-3, Registration No. 33-60121.

        **** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Morgan Stanley Dean Witter Select Equity Trust Select 5 Industrial Portfolio 2000-2, Registration No. 333-96215.

        *****  To be filed by amendment.

        ****** Previously Filed.

                            SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant, Morgan Stanley Dean Witter Select Equity Trust Strategic Growth Large-Cap Portfolio 2000-2, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York on the 29th day of March, 2000.

                                   MORGAN STANLEY DEAN WITTER
                                   SELECT EQUITY TRUST STRATEGIC
                                   GROWTH LARGE-CAP PORTFOLIO
                                   2000-2
                                   (Registrant)

                              By:  Dean Witter Reynolds Inc.
                                   (Depositor)



                                   /s/Thomas Hines
                                   Thomas Hines
                                   Authorized Signatory

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on behalf of Dean Witter Reynolds Inc., the Depositor, by the following person in the following capacities and by the following persons who constitute a majority of the Depositor's Board of Directors in the City of New York, and State of New York, on this 29th day of March, 2000.

                                   DEAN WITTER REYNOLDS INC.


Name                          Office

Philip J. Purcell             Chairman & Chief )
                              Executive Officer)
                              and Director***  )
Bruce F. Alonso               Director****
Richard M. DeMartini          Director***
Raymond J. Drop               Director****
James F. Higgins              Director***
John J. Mack                  Director*****
Mitchell M. Merin             Director*
Stephen R. Miller             Director***
John H. Schaefer              Director*****
Thomas C. Schneider           Director**
Alan A. Schroder              Director*****
Robert G. Scott               Director*****


                                   By: /s/Thomas Hines
                                       Thomas Hines
                                       Attorney-in-fact*, **,
                                       ***, ****, *****
_____________________

* Executed copies of the Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Indus-trial Portfolio 97-1, File No. 333-16839.

** Executed copies of Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 96-4, File No. 333-10499.

*** Executed copies of Powers of Attorney have been filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 for Dean Witter Se-lect Equity Trust, Select 10 International Series 95-1, File No. 33-56389.

**** Executed copies of Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Post-Effective Amendment No. 1 to Form S-6 for Morgan Stan-ley Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 99-4, File No. 333-79905.

***** Executed copies of the Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Morgan Stanley Dean Witter Select Equity Trust Morgan Stanley High-Technology 35 Index Portfolio 2000-1, File No. 333-91713.

                          Exhibit Index
                                To
                             Form S-6
                      Registration Statement
                 Under the Securities Act of 1933

Exhibit No.                          Document

   ****EX-3(i)            Certificate of Incorporation
                          of Dean Witter Reynolds Inc.

   ****EX-3(ii)           By-Laws of Dean Witter Rey-
                          nolds Inc.

      *EX-4.1             Trust Indenture and Agree-
                          ment, dated January 22, 1991

      *EX-4.15            Amendment to Exhiibt 4.1
                          dated December 30, 1997.

     **EX-4.2             Draft of Reference Trust
                          Agreement.

    ***EX-4.3             Amendment dated July 18,
                          1995 to Trust Indenture and
                          Agreement dated January 22,
                          1991.

  *****EX-5               Opinion of counsel as to the
                          legality of the securities
                          being registered.

  *****EX-23.1            Consent of Independent Audi-
                          tors.

  *****EX-23.2            Consent of Cahill Gordon &
                          Reindel (included in Ex-
                          hibit 5).

 ******EX-24              Powers of Attorney executed
                          by a majority of the Board
                          of Directors of Dean Witter
                          Reynolds Inc.

   ****EX-99              Information as to Officers
                          and Directors of Dean Witter
                          Reynolds Inc. is incorpo-
                          rated by reference to Sched-
                          ule A and D of Form BD filed
                          by Dean Witter Reynolds Inc.
                          pursuant to Rules 15b1-1 and
                          15b3-1 under the Securities
                          Exchange Act of 1934 (1934
                          Act File No. 8-14172).
___________________________

* The Trust Indenture and Agreement is incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Morgan Stanley Dean Witter Select Equity Trust Select 5 Industrial Portfolio 2000-2, Registration No. 333-96215 and as amended and filed as an exhibit to Dean Witter Select Equity Trust, Select 5 Industrial Portfolio 98-1, Registration No. 333-41783.

**     Filed herewith.

*** The Amendment dated July 18, 1995 to the Trust Indenture and Agreement is incorporated by reference to exhibit of same designation filed with the Securities and Exchange
       Commission as on exhibit to the Registration Statement of Dean Witter Select Equity Trust, Select 5 Industrial
       Portfolio 95-3, Registration No. 33-60121.

**** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Morgan Stanley Dean Witter Select Equity Trust Select 5 Industrial Portfolio 2000-2, Registration No. 333-96215.

*****  To be filed by amendment.

****** Previously Filed.